UTEC, Inc Take your business to the next level with UTEC

December 14, 2009

Dale Welcome
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20548

Mail Stop 4631

Re: SEC file No. 000-53241

Dear Mr. Welcome:

This letter is in response to your comment letter dated December 4, 2009 with regard to the following:

Amendment No. 3 to Form 10-12G Filed November 3, 2009
Form 10Q/A for the Fiscal Quarter Ended June 30, 2008
Form 10K for the Fiscal Year Ended December 31, 2008
Form 10Q/A for the Fiscal Quarter Ended March 31, 2009
Form 10Q/A for the Fiscal Quarter Ended June 30, 2009
Form 10Q/A for the Fiscal Quarter Ended September 30, 2009

filed by UTEC, Inc, a Nevada corporation ("Company").

Amendment No. 3 to Form 10-12G

General

1.	In future filings of our annual report we will expand the Item 101(h) of Regulation S-K regarding the acquisition of C2R Energy Commodities, Inc.
2.	In the Form 10K for the fiscal year ended December 31, 2009 we will disclose a going concern opinion if received from our auditors.
3.
In future filings of our annual report we will update our Item 101(h)(4)(vii) of Regulation S-K disclosure with respect to patents and other relevant intellectual property including those sold back to ESI in April of 2009.

Item 2. Management’s Discussion  and Analysis, page 9

4.	In future filings of our annual and periodic reports we will expand our disclosure regarding how the C2R acquisition has affected our sources and use of funds.
5.
In future filings we will include a more robust discussion and analysis of liquidity.  Specifically, our cash needs and sources of cash and whether we have sufficient cash to continue operations for the next 12 months.

6.	In future filings we will elaborate on the basis of managements beliefs in securing funding to finance the development of the waste destruction business.

7230 Indian Creek LLn., Ste 201, Las Vegas, NV 89149
Tel:  +1.702.335.0356 ◦   Fax:  +1.702.897.8109

Take your business to the next level with UTEC

Item 6. Executive Compensation, page 20

7.
In future filings we will include the heading “Summary Compensation Table” prior to the tabular disclosure. We will provide all information with respect to compensation of executive officers and directors.  Also, in respect to stock and option rewards we will disclose the dollar amount recognized for financial statement reporting purposes.

8.	In future filings we will elaborate on the values presented in the “Non-Qualified Deferred Compensation Earnings” column of the summary compensation table.
9.	In future filings we will enhance the disclosure regarding the vesting terms of the option grants and clarify that the 10 year period does refer to the option term.

Form 10Q/A for the Fiscal Quarter Ended June 30, 2008

Item 4T. Controls and Procedures, page 6

10.
The Form 10-Q/A for the fiscal quarter ended June 30, 2008 has been amended to correctly state the date as “June 30, 2008” from :June 30, 2009” in the conclusion as to the effectiveness of our controls and procedures.

Exhibit 32 – Section 906 Certification

11.	The Form 10-Q/A for the fiscal quarter ended June 30, 2008 has been amended to include a revised section 906 certification to correctly state “ the quarterly period ended June 30, 2008”.

Form 10K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

12.
The Form 10-K/A for the fiscal year ended December 31, 2008 has been amended to correct the statement that the internal controls were effective by stating that the internal controls were not considered effective by management because of a lack of segregation of duties.

Form 10Q/A for the Fiscal Quarter Ended March 31, 2009
Form 10Q/A for the Fiscal Quarter Ended June 30, 2009
Form 10Q/A for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and procedures

13.	The Forms 10Q/A for periods ended March 31, 2009, June 30, 2009 and September 30, 2009 have been amended to provide the information required by Item 307 of Regulation S-K.

General

14.	The certifications for the amended 10Q’s have properly identified the periodic reports as “10-Q/A”.

The Company acknowledges that:

-it is responsible for the adequacy and accuracy of the disclosure in the filings;

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149
Tel:  +1.702-335  ◦  Fax:  +1.702-897-8109

Take your business to the next level with UTEC

-the disclosures in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
-the Company may not assert staff comments as a defense in any proceeding initiated bythe Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Ken Liebscher
Ken Liebscher
Secretary/Director

7230 Indian Creek Ln., Ste 201, Las Vegas, NV 89149
Tel:  +1.702-335  ◦  Fax:  +1.702-897-8109